Philips CFO updates market on implementation of strategy to become the leading company in health and well-being

December 2, 2010

Paris, France – Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the Societe Generale Premium Review Conference in Paris.

In his presentation, Mr. Sivignon will give an update on the implementation of Philips’ strategy to become the leading company in health and well-being and will discuss the longer-term prospects of Philips’ globally leading businesses.

The presentation starts at 9 AM CET. The slides that will be used during this presentation will be made available via this link.

For further information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel: +31 20 59 77406
Email: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs more than 118,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.